# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: STARCO BRANDS, INC., CIK 0001539850
CUSIP: 85526F201
Title of class of securities: Class A Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 706 North Citrus Avenue, Los Angeles, California (CA), 90402
Date of event which requires filing of this statement: 05/15/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001104659-25-012952
Filed by CIK 0001721789

## Reporting persons
- GV 2016, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 147,490,961; sole dispositive power 0; shared dispositive power 147,490,961; aggregate amount beneficially owned 147,490,961 (18.8% of the class)
  Comment: The number reported in Rows 6, 8, and 9 consists of 147,490,961 shares of the Class A Common Stock of Starco Brands, Inc. (the "Issuer") directly beneficially owned by GV 2016, L.P. (the "2016 Partnership"). This amendment is being filed in connection with the receipt by the 2016 Partnership, effective May 15, 2025, for no additional consideration, of 47,980,156 shares of the Class A Common Stock of the Issuer. The aforementioned shares were issued as a post-closing purchase price adjustment (the "Second Post-Closing Adjustment") under the terms of that certain Agreement and Plan of Merger (the "Merger Agreement"), dated February 14, 2023, entered into by and among: (i) the Issuer; (ii) Starco Merger Sub I, Inc., a Delaware corporation; (iii) Soylent Nutrition, Inc., a Delaware corporation ("Soylent"); and (iv) Hamilton Start, LLC, solely in its capacity as the representative of the Soylent stockholders, in connection with the February 15, 2023 sale of Soylent to the Issuer, as subsequently modified by that certain Stockholder Agreement (the "Stockholder Agreement") entered into on March 15, 2024, by and between the Issuer and certain Soylent stockholders. Pursuant to the Merger Agreement as amended by the Stockholder Agreement, the 2016 Partnership was entitled to receive additional shares of the Issuer's Class A Common Stock for no additional consideration if the volume weighted average trading price of the Issuer's Class A Common Stock was less than $0.35 per share for each of the 30-trading day periods ending on: (i) February 14, 2024 and (ii) May 15, 2025. This additional acquisition of the Issuer's securities represents the issuance of shares pursuant to the Second Post-Closing Adjustment.
  
  The general partner of the 2016 Partnership is GV 2016 GP, L.P. ("2016 GP"). The general partner of 2016 GP is GV 2016 GP, L.L.C. ("2016 LLC"). The sole member of 2016 LLC is Alphabet Holdings LLC ("Alphabet Holdings"). The sole member of Alphabet Holdings is XXVI Holdings Inc. ("XXVI"). The controlling stockholder of XXVI is Alphabet Inc. (Alphabet Inc., together with 2016 GP, 2016 LLC, Alphabet Holdings, and XXVI may be collectively referred to as the "2016 Partnership Affiliates"). Each of the 2016 Partnership Affiliates may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 of the Securities Exchange Act of 1934 (as amended, the "Exchange Act")) the securities directly beneficially owned by the 2016 Partnership.
  
  The percentage reported in Row 11 is calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Exchange Act and based on information provided by the Issuer and after giving effect to the issuance of the Second Post-Closing Adjustment to its stockholders on May 15, 2025.
- GV 2016 GP, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 147,490,961; sole dispositive power 0; shared dispositive power 147,490,961; aggregate amount beneficially owned 147,490,961 (18.8% of the class)
  Comment: The number reported in Rows 6, 8, and 9 consists of 147,490,961 shares of the Issuer's Class A Common Stock directly beneficially owned by the 2016 Partnership. This statement is being filed in connection with the receipt by the 2016 Partnership, effective May 15, 2025, for no additional consideration, of 47,980,156 shares of the Class A Common Stock of the Issuer pursuant to the Second Post-Closing Adjustment.
  
  The general partner of the 2016 Partnership is 2016 GP. The general partner of 2016 GP is 2016 LLC. The sole member of 2016 LLC is Alphabet Holdings. The sole member of Alphabet Holdings is XXVI. The controlling stockholder of XXVI is Alphabet Inc. Each of the 2016 Partnership Affiliates may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 of the Exchange Act) the securities directly beneficially owned by the 2016 Partnership.
  
  The percentage reported in Row 11 is calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Exchange Act and based on information provided by the Issuer and after giving effect to the issuance of the Second Post-Closing Adjustment to its stockholders on May 15, 2025.
- GV 2016 GP, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 147,490,961; sole dispositive power 0; shared dispositive power 147,490,961; aggregate amount beneficially owned 147,490,961 (18.8% of the class)
  Comment: The number reported in Rows 6, 8, and 9 consists of 147,490,961 shares of the Issuer's Class A Common Stock directly beneficially owned by the 2016 Partnership. This statement is being filed in connection with the receipt by the 2016 Partnership, effective May 15, 2025, for no additional consideration, 47,980,156 shares of the Class A Common Stock of the Issuer pursuant to the Second Post-Closing Adjustment.
  
  The general partner of the 2016 Partnership is 2016 GP. The general partner of 2016 GP is 2016 LLC. The sole member of 2016 LLC is Alphabet Holdings. The sole member of Alphabet Holdings is XXVI. The controlling stockholder of XXVI is Alphabet Inc. Each of the 2016 Partnership Affiliates may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 of the Exchange Act) the securities directly beneficially owned by the 2016 Partnership.
  
  The percentage reported in Row 11 is calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Exchange Act and based on information provided by the Issuer and after giving effect to the issuance of the Second Post-Closing Adjustment to its stockholders on May 15, 2025.
- Alphabet Holdings LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 147,490,961; sole dispositive power 0; shared dispositive power 147,490,961; aggregate amount beneficially owned 147,490,961 (18.8% of the class)
  Comment: The number reported in Rows 6, 8, and 9 consists of 147,490,961 shares of the Issuer's Class A Common Stock directly beneficially owned by the 2016 Partnership. This statement is being filed in connection with the receipt by the 2016 Partnership, effective May 15, 2025, for no additional consideration, of 47,980,156 shares of the Class A Common Stock of the Issuer pursuant to the Second Post-Closing Adjustment.
  
  The general partner of the 2016 Partnership is 2016 GP. The general partner of 2016 GP is 2016 LLC. The sole member of 2016 LLC is Alphabet Holdings. The sole member of Alphabet Holdings is XXVI. The controlling stockholder of XXVI is Alphabet Inc. Each of the 2016 Partnership Affiliates may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 of the Exchange Act) the securities directly beneficially owned by the 2016 Partnership.
  
  The percentage reported in Row 11 is calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Exchange Act and based on information provided by the Issuer and after giving effect to the issuance of the Second Post-Closing Adjustment to its stockholders on May 15, 2025.
- XXVI Holdings Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 147,490,961; sole dispositive power 0; shared dispositive power 147,490,961; aggregate amount beneficially owned 147,490,961 (18.8% of the class)
  Comment: The number reported in Rows 6, 8, and 9 consists of 147,490,961 shares of the Issuer's Class A Common Stock directly beneficially owned by the 2016 Partnership. This statement is being filed in connection with the receipt by the 2016 Partnership, effective May 15, 2025, for no additional consideration, of 47,980,156 shares of the Class A Common Stock of the Issuer pursuant to the Second Post-Closing Adjustment.
  
  The general partner of the 2016 Partnership is 2016 GP. The general partner of 2016 GP is 2016 LLC. The sole member of 2016 LLC is Alphabet Holdings. The sole member of Alphabet Holdings is XXVI. The controlling stockholder of XXVI is Alphabet Inc. Each of the 2016 Partnership Affiliates may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 of the Exchange Act) the securities directly beneficially owned by the 2016 Partnership.
  
  The percentage reported in Row 11 is calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Exchange Act and based on information provided by the Issuer and after giving effect to the issuance of the Second Post-Closing Adjustment to its stockholders on May 15, 2025.
- Alphabet Inc.: type of reporting person: parent holding company or control person (HC), corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 147,490,961; sole dispositive power 0; shared dispositive power 147,490,961; aggregate amount beneficially owned 147,490,961 (18.8% of the class)
  Comment: The number reported in Rows 6, 8, and 9 consists of 147,490,961 shares of the Issuer's Class A Common Stock directly beneficially owned by the 2016 Partnership. This statement is being filed in connection with the receipt by the 2016 Partnership, effective May 15, 2025, for no additional consideration, of 47,980,156 shares of the Class A Common Stock of the Issuer pursuant to the Second Post-Closing Adjustment.
  
  The general partner of the 2016 Partnership is 2016 GP. The general partner of 2016 GP is 2016 LLC. The sole member of 2016 LLC is Alphabet Holdings. The sole member of Alphabet Holdings is XXVI. The controlling stockholder of XXVI is Alphabet Inc. Each of the 2016 Partnership Affiliates may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 of the Exchange Act) the securities directly beneficially owned by the 2016 Partnership.
  
  The percentage reported in Row 11 is calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Exchange Act and based on information provided by the Issuer and after giving effect to the issuance of the Second Post-Closing Adjustment to its stockholders on May 15, 2025.

## Item 1. Issuer
Name of issuer: STARCO BRANDS, INC.
Address of issuer's principal executive offices: 706 North Citrus Avenue, Los Angeles, CA, 90402.

## Item 2. Person Filing
Name of person filing:
GV 2016, L.P., a Delaware limited partnership (the "2016 Partnership");
GV 2016 GP, L.P., a Delaware limited partnership ("2016 GP");
GV 2016 GP, L.L.C., a Delaware limited liability company ("2016 LLC");
Alphabet Holdings LLC, a Delaware limited liability company ("Alphabet Holdings");
XXVI Holdings Inc., a Delaware corporation ("XXVI"); and
Alphabet Inc., a Delaware corporation ("Parent" and, together with the 2016 Partnership, 2016 GP, 2016 LLC, Alphabet Holdings, and XXVI, the "Reporting Persons").
Address of principal business office or, if none, residence:
The address of the principal business office of each of the Reporting Persons is:

1600 Amphitheatre Parkway
Mountain View, CA 94043
Citizenship: Each of the Reporting Persons is formed, organized or incorporated, as applicable, in the State of Delaware.

## Item 4. Ownership
Amount beneficially owned:
Reference to "beneficial ownership" of securities of Starco Brands, Inc. (the "Issuer") for purposes of this statement (this "Statement") shall be understood to refer to beneficial ownership as that term is defined in Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Each Reporting Person's beneficial ownership of the Issuer's securities is reported in this Statement as of May 15, 2025, which is the date as of which the Reporting Persons became obligated to file this Statement. The ownership reported herein as of May 15, 2025 remains the same as of the date set forth on the signature page below.

The Reporting Persons may be deemed to beneficially own an aggregate 147,490,961 shares of the Issuer's Class A Common Stock.

The 2016 Partnership is the direct beneficial owner of all of the securities described in the preceding paragraph. 2016 GP is the general partner of the 2016 Partnership, and 2016 LLC is the general partner of 2016 GP. Additionally: (i) Alphabet Holdings is the sole managing member of 2016 LLC; (ii) XXVI is the sole managing member of Alphabet Holdings; and (iii) Parent is the controlling stockholder of XXVI. As such, for purposes of Section 13(d) of the Exchange Act, each of 2016 GP, 2016 LLC, Alphabet Holdings, XXVI, and Parent may be deemed to indirectly beneficially own all of the Issuer's securities directly beneficially owned by the 2016 Partnership.

This Statement is being filed in connection with the receipt by the 2016 Partnership, effective May 15, 2025, for no additional consideration, of 47,980,156 shares of the Class A Common Stock of the Issuer. The aforementioned shares were issued as a post-closing purchase price adjustment (the "Second Post-Closing Adjustment") under the terms of that certain Agreement and Plan of Merger (the "Merger Agreement"), dated February 14, 2023, entered into by and among: (i) the Issuer; (ii) Starco Merger Sub I, Inc., a Delaware corporation; (iii) Soylent Nutrition, Inc., a Delaware corporation ("Soylent"); and (iv) Hamilton Start, LLC, solely in its capacity as the representative of the Soylent stockholders, in connection with the February 15, 2023 sale of Soylent to the Issuer, as subsequently modified by that certain Stockholder Agreement (the "Stockholder Agreement") entered into on March 15, 2024, by and between the Issuer and certain Soylent stockholders. Pursuant to the Merger Agreement as amended by the Stockholder Agreement, the 2016 Partnership was entitled to receive additional shares of the Issuer's Class A Common Stock for no additional consideration if the volume weighted average trading price of the Issuer's Class A Common Stock was less than $0.35 per share for each of the 30-trading day periods ending on: (i) February 14, 2024 and (ii) May 15, 2025. The additional acquisition of the Issuer's securities represents the issuance of shares pursuant to the Second Post-Closing Adjustment.

The foregoing description of the Merger Agreement is not complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which was filed by the Issuer with the SEC on February 21, 2023, as Exhibit 2.1 to the Issuer's Current Report filed on Form 8-K (File No. 000-54892). The foregoing description of the Stockholder Agreement and the Second Post-Closing Adjustment is not complete and is qualified in its entirety by reference to the full text of the Stockholder Agreement, which was filed by the Issuer with the SEC on March 21, 2024, as Exhibit 10.1 to the Issuer's Current Report filed on Form 8-K (File No. 000-54892).
Percent of class:
The percentage reported below was calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Exchange Act and in reliance on information provided by the Issuer and after giving effect to the issuance of the Second Post-Closing Adjustment to its stockholders as of May 15, 2025.

As of May 15, 2025, the Reporting Persons were deemed to directly or indirectly beneficially own 18.8% of the Issuer's outstanding Class A Common Stock.
Sole power to vote or to direct the vote:
2016 Partnership 0
2016 GP 0
2016 LLC 0
Alphabet Holdings 0
XXVI 0
Parent 0
Shared power to vote or to direct the vote:
2016 Partnership 147,490,961
2016 GP 147,490,961
2016 LLC 147,490,961
Alphabet Holdings 147,490,961
XXVI 147,490,961
Parent 147,490,961
Sole power to dispose or to direct the disposition:
2016 Partnership 0
2016 GP 0
2016 LLC 0
Alphabet Holdings 0
XXVI 0
Parent 0
Shared power to dispose or to direct the disposition:
2016 Partnership 147,490,961
2016 GP 147,490,961
2016 LLC 147,490,961
Alphabet Holdings 147,490,961
XXVI 147,490,961
Parent 147,490,961

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Under certain circumstances described more specifically in the respective: (i) limited partnership agreements of the 2016 Partnership and 2016 GP and (ii) limited liability company agreement of 2016 LLC, the general and limited partners or members, as the case may be, of each of such Reporting Persons may be deemed to have the right to receive dividends from, or proceeds from the sale of, the Issuer's securities directly or indirectly owned by each Reporting Person of which it is a general partner, limited partner, or member.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- GV 2016, L.P.: /s/ Inga Goldbard, Inga Goldbard/General Counsel of GV 2016 GP, L.L.C., the General Partner of GV 2016 GP, L.P., its General Partner (05/19/2025)
- GV 2016 GP, L.P.: /s/ Inga Goldbard, Inga Goldbard/General Counsel of GV 2016 GP, L.L.C., its General Partner (05/19/2025)
- GV 2016 GP, L.L.C.: /s/ Inga Goldbard, Inga Goldbard/General Counsel (05/19/2025)
- Alphabet Holdings LLC: /s/ Kathryn W. Hall, Kathryn W. Hall/Secretary (05/19/2025)
- XXVI Holdings Inc.: /s/ Kathryn W. Hall, Kathryn W. Hall/Assistant Secretary (05/19/2025)
- Alphabet Inc.: /s/ Kathryn W. Hall, Kathryn W. Hall/Assistant Secretary (05/19/2025)